John T. McKenna T: +1 650 843 5059 jmckenna@cooley.com	VIA EDGAR

June 14, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:              Mirati Therapeutics, Inc.

Registration Statement on Form 10-12(b)

Filed May 10, 2013

File No. 001-35921

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, Mirati Therapeutics, Inc. (the “Company”), is a revised registration statement on Form 10-12(b) (“First Amended Registration Statement”). The First Amended Registration Statement updates the Company’s registration statement on Form 10-12(b) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2013. The copy of the First Amended Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement.

The First Amended Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 7, 2013 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Registration Statement.

Staff Comments and Company Responses

General

1. Please note that in accordance with Section 12(d) of the Securities and Exchange Act, this Form 10 registration statement filed pursuant to Section 12(b) of the Act will become effective 30 days after the Commission receives certification from the NASDAQ that the company’s listing application has been approved. The Division of Corporation Finance has the authority to accelerate the 30-day period at either the company’s or the exchange’s request.

3175 Hanover StreeT, palo alto, CA 94304  T: (650) 843-5059  F: (650) 849-7400  www.cooley.com

Response:  The Company acknowledges the Staff’s comment.

2. Once the Final Order is received, as set forth in the Arrangement Agreement of May 8, 2013, please file a copy as an exhibit to this registration statement.

Response:  The Company acknowledges the Staff’s comment.

Business, page 6

3.   Please define the term “kinase” the first time it appears in your registration statement.

Response:  The Company has revised the disclosure on page 6 of the First Amended Registration Statement.

Corporate History, page 6

4.  Please expand your disclosure to discuss the reasons for the May 8, 2013 Arrangement between MethylGene and Mirati Therapeutics, Inc., pursuant to which MethylGene will change its jurisdiction of incorporation from Canada to Delaware.  In this regard, we note the MethylGene press release, dated May 9, 2013, and the Management Information Circular, dated May 29, 2013, which discuss the rationale of MethylGene’s board of directors and management for recommending the Arrangement to shareholders.

Response:  The Company has revised the disclosure on page 6 of the First Amended Registration Statement.

5.  We note your discussion of an investigational new drug application (IND) submitted for MGCD290.  Please also disclose in this section whether there is an effective IND for each of the following products:

•                  MGCD 265 for any indication;

•                  mocetinostat for any indication; and

If an IND has not been filed, please explain why.  For each IND that has been filed, please disclose the identity of the filer and the date the application was filed.

Response:  The Company has revised the disclosure on pages 6, 13 and 17 of the First Amended Registration Statement.

Pipeline Programs, page 9

6.   Please define each of the terms “histone” and “deacetylate” the first time it appears in your registration statement.

Response:  The Company has revised the disclosure on page 9 of the First Amended Registration Statement.

Clinical Product Candidate MGCD265, page 11

7.   Please clarify the role that receptor tyrosine kinases (RTKs) play in tumor cell growth and the mechanism by which MGCD265 inhibits RTKs.

Response:  The Company has revised the disclosure on page 11 of the First Amended Registration Statement.

Pipeline Product —  Mocetinostat, page 16

8.   Please clarify the role that histone deacetylation and acetylation play in the regulation of gene expression and explain more clearly:

•                  how histone deacetylation can lead to the proliferation of tumor cells and;

•                  how mocetinostat inhibits the action of HDACs.

Response:  The Company has revised the disclosure on page 17 of the First Amended Registration Statement.

Pipeline Product MGCD516, page 18

9.   Please explain the mechanism by which MGCD516 inhibits RTKs.

Response:  The Company has revised the disclosure on page 18 of the First Amended Registration Statement.

10. Please define the term “HER2 inhibitors” and clarify the significance of your statement that Eph receptors are associated with resistance to HER2 inhibitors.

Response:  The Company has revised the disclosure on page 18 of the First Amended Registration Statement.

Strategic Alliances and Commercial Agreements Collaboration with Taiko Pharmaceutical Co. Ltd., page 20

11. Please expand the discussion of the material terms of your agreement with Taiko to include the following:

•                  the provisions of the agreement covering its duration;

•                  the amount of royalties you may receive expressed as a percentage or range within 10% (i.e. single digits, teens, twenties, etc.).

Response:  The Company has revised the disclosure on pages 20, F-11 and F-27 of the First Amended Registration Statement.

Collaboration with Otsuka, page 20

12. Please expand the discussion of the material terms of your agreement with Otsuka to include the following:

•                  the total amount of potential aggregate milestone payments you could collect under the agreement;

•                  the provisions of the agreement covering its duration;

•                  the amount of royalties you may receive expressed as a percentage or range within 10% (i.e. single digits, teens, twenties, etc.).

Response:  The Company has revised the disclosure on pages 20, F-11 and F-27 of the First Amended Registration Statement.

Collaboration with EnVivo, page 21

13. Please disclose the amount of royalties you may receive for the remainder of this agreement expressed as a percentage or range within 10% (i.e. single digits, teens, twenties, etc.

Response:  The Company has revised the disclosure on pages 21, F-12 and F-28 of the First Amended Registration Statement.

Intellectual Property, pages 21

14. We note your statement that at the top of page 22 that “[e]xclusivity for MGCD265 extends to at least 2026.” Please clarify the nature of the patent coverage for MGCD265 that extends to 2026.

Response:  The Company has revised the disclosure on page 21 of the First Amended Registration Statement.

Licensing Agreements, page 22

15. Please identify the license agreement to which you refer and disclose the parties involved, the intellectual property covered and any other material provisions.  If you have not already filed this agreement as an exhibit to the registration statement, please do so with your next amendment.

Response:  The Company respectfully advises the Staff that the license agreement referenced on page 22 of the Registration Statement is not material to the Company’s business, and the Company has revised the disclosure on page 22 of the First Amended Registration Statement to remove the reference.

Manufacturing, page 24

16. Please identify the material terms of your manufacturing and supply agreements. Please file these agreements as exhibits to the registration statement as well. Alternatively, if you do not believe any of these agreements is material, please advise us as to the basis of your conclusions.

Response:  The Company respectfully advises the Staff that none of the current arrangements with third party manufacturers or suppliers are material to the Company’s business. The Company’s conclusion that none of the current arrangements are material to the Company’s business is based on the Company’s determination that (a) the terms of each of these agreements is such as ordinarily accompanies the kind of business conducted by the Company, (b) the processes used by such third parties to manufacture the Company’s active drug substances and finished drug products are not unique or proprietary to such third parties, (c) the agreements with such third parties are not for the commercial supply of active drug substance or finished drug product and (d) the Company could replace any of its current third party manufacturers or suppliers on a timely basis without a material impact on its business. Further, the Company has the ability to supply sufficient quantities of each of its drug candidates to complete planned clinical trials, so the Company does not believe that any near term cancellation or material change to the arrangements with such third parties would have an impact on the planned clinical trials described in the Registration Statement.

Risk Factors, page 29

“Our research  and development programs  and processes are at an early stage…,” page 34

17. Please expand your discussion under this risk factor to include the fact that you currently have no pipeline candidates beyond Phase 2 clinical trials.

Response:  The Company has revised the disclosure on page 34 of the First Amended Registration Statement.

“We are subject to competition for our skilled personnel…,”  page 41

18. You reference the fact that key members of your team may terminate their employment with you at any time.  Please expand the discussion to disclose instances in which you have actually experienced this risk and the circumstances involved.  For example, it appears that both a Chief Executive Officer and a Chief Scientific Officer have resigned in the past 2 years.  As such, it appears that your statement that you “have not experienced problems attracting and retaining highly qualified personnel in the recent past” may be inconsistent with actual events.

Response:  The Company respectfully advises the Staff that, although it believes that going forward it may experience challenges in attracting and retaining key personnel given the highly competitive nature of the biotechnology and pharmaceuticals industries in which it operates, it has not to date actually experienced this risk.  Each of the specific departures noted by the Staff was the result of a mutual decision on the part of both the Company and the executive officer to terminate services and such departures did not have a negative impact on the Company’s business or operations.

Management’s Discussion and Analysis, page 48

19. Please clarify here and elsewhere in the filing, as applicable, if true, the following:

•                  Mirati Therapeutics is a holding company and has no operations and assets or minimal assets;

•                  The operations of the company are conducted through your wholly-owned subsidiaries, MethylGene US Inc. and MethylGene Canada;

•                  The financial statements and related disclosures assume that the Arrangement has been approved by the court and shareholders; and

•                  The effect of shareholders and the court not approving the Arrangement.

Response:  The Company has revised the disclosure on pages 3, 47, 48 and F-7 of the First Amended Registration Statement.  The Company also advises the Staff that, in the event that shareholder and court approval of the Arrangement is not obtained, the Company will supplementally advise the Staff of its intent to withdraw its registration statement on Form 10-12(b).

Research and Development Expense, page 50

20. Regarding your research and development activities, please revise your disclosure to include the following for each of your research and development projects:

•                  The costs incurred during each period presented and to date;

•                  The nature of efforts and steps necessary to complete the project;

•                  The risks and uncertainties associated with completing development;

•                  The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

•                  Where a future milestone such as completion of a development phase, date of filing with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Response:  The Company has revised the disclosure on page 50 of the First Amended Registration Statement.

General and Administrative Expenses, page 50

21. To the extent practicable, please quantify the estimated costs mentioned in this section that you will incur as a result of being a public company.  Please also include this disclosure under the risk factor regarding your status as a U.S. public company on page 33.

Response: The Company has revised the disclosure on pages 33 and 50 of the First Amended Registration Statement.

Liquidity and Capital Resources, page 56

22. Please expand your disclosure in this section to include your rate of negative cash flow per month and how far into clinical trials you can develop MGCD265 with current cash and cash equivalents.

Response: The Company has revised the disclosure on page 57 of the First Amended Registration Statement.

Item 15.  Financial Statements and Exhibits, page 100

23. Please file as an exhibit the Arrangement Agreement, dated May 8, 2013, between Methylgene Inc. and Mirati Therapeutics, Inc.

Response:  The Company has filed as exhibit 2.1 to the First Amended Registration Statement the Arrangement Agreement, dated May 8, 2013, between Methylgene Inc. and Mirati Therapeutics, Inc.

Note 4. Collaboration Agreements Otsuka Pharmaceutical Co. Ltd., page F-11

24. You disclose that you may receive additional payments based on successful development, regulatory, and commercialization and sales based milestones and will further receive royalties on net sales.  Please revise your disclosure to quantify each of the amounts that can be potentially received and the nature of the underlying events which trigger the milestone payment.  Separately disclose each individually material milestone payment. Refer to ASC 605-28-50-2.

Response: The Company has revised the disclosure on pages 20, F-11 and F-27 of the First Amended Registration Statement. The Company respectfully advises the Staff that the revised disclosure specifies the aggregate amount of potential milestone payments for each of development, regulatory, and commercialization and sales based milestones.  Consistent with common practice in the biopharmaceutical industry, the Company has not disclosed, and has requested confidential treatment for, the potential individual milestone payments set forth in its material commercial agreements as it considers such information to be proprietary non-public information. As more fully discussed in the Company’s request for confidential treatment, disclosure of the specific milestones payments would be valuable to the Company’s competitors and existing and prospective collaborators but such disclosure would have little or no value to the Company’s investors.  Armed with such information, a competitor could use it to more effectively price its competing products against the Company’s products and ultimately capture market share at the expense of the Company and its stockholders.  Further, the Company’s competitors rarely disclose confidential and highly negotiated terms like these, thus precluding investors from comparing such terms and drawing accurate and meaningful conclusions about the value of these terms.

25. You disclose that in 2011 you recognized $1.7 million of the $2 million up-front license fee received under the 2008 agreement with Otsuka.  Please disclose how you accounted for the license fee that supports recognizing a majority of the fee in 2011.

Response: The Company has revised the disclosure on pages F-11 and F-12 of the First Amended Registration Statement.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the First Amended Registration Statement or this response letter to me at (650) 843 - 5059.

Sincerely,

/s/ John T. McKenna
John T. McKenna

cc:                 Mark Gergen, Mirati Therapeutics, Inc.